Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN

RELATION TO THE PROPOSED SHARE ISSUANCE

CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the general working capital of the Company.

On 29 October 2021, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

LISTING RULES IMPLICATION

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Listing Rules.

The new A Shares and new H Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of the 2020 annual general meeting of the Company held on 30 June 2021, being a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively. As at the date of this announcement, the Company has not issued any Shares pursuant to the General Mandate. The issue of new A Shares and new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new A Shares by CSAH and the subscription of new H Shares by Nan Lung constitute connected transactions of the Company and are subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles and Association and relevant laws and regulations in the PRC, the A Shares Issuance is subject to Shareholders’ approval.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE INSURANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of Shares and the shareholding structure of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve (i) the Proposed Share Issuance; and (ii) the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance.

A circular containing, among others, further details of the Proposed Share Issuance, the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance as well as other related matters, together with notice of the EGM, will be despatched to the Shareholders on or before 19 November 2021.

WARNING: As the Proposed Share Issuance is conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

I.	CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the general working capital of the Company.

On 29 October 2021, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly- owned subsidiary of CSAH) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

1.	A Share Issuance

A Shares Subscription Agreement

On 29 October 2021, CSAH entered into the A Shares Subscription Agreement with the Company, pursuant to which, the Company will issue and CSAH shall subscribe in cash for 803,571,428 new A Shares at the A Share Subscription Price, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million (including RMB4,500 million).

Date

29 October 2021

Parties

(1)	The Company, as the issuer.

(2)	CSAH, as the subscriber

Number of new A Shares to be issued

The Company will issue under the General Mandate and CSAH will subscribe for 803,571,428 new A Shares, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, raising gross proceeds of not more than RMB4,500 million (including RMB4,500 million).

If the A Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new A Shares to be issued will be adjusted accordingly. The final number of A Shares to be issued under the A Share Issuance is subject to the approval of CSRC.

Lock-up period

The new A Shares to be subscribed by CSAH shall not be traded or transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period.

A Share Subscription Price

The A Share Subscription Price shall be the higher of (i) 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the date of the announcement regarding the Board resolutions approving the A Share Issuance published on the website of the Shanghai Stock Exchange (i.e., 30 October 2021, the “Price Benchmark Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places).

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date for the new A Shares is RMB6.22 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was RMB4.52.

Based on the abovementioned pricing principles, the A Share Subscription Price is RMB5.60 per Share.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Shares Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the A Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the A Share Issuance being approved by the Board (i.e. 29 October 2021), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the A Share Subscription Agreement (HK$1=RMB0.82164), the A Share Subscription Price represents:

(a)	a premium of approximately 43.79% over the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the A Shares Subscription Agreement; and

(b)

a premium of approximately 44.52% over the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the A Shares Subscription Agreement.

The one-time subscription for the new A Shares to be issued shall be made in full by CSAH and the consideration shall be satisfied in cash.

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Shares Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The A Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval at the EGM of the A Share Issuance under the A Shares Subscription Agreement have been obtained;

(2)

the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares to be issued under the A Shares Subscription Agreement by CSAH has been obtained; and

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising the state-owned assets and CSRC, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained.

The Company and CSAH shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders’ resolution approving the A Share Issuance, and an extension of the A Share Issuance has not been granted at general meetings, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other, save for claims arising out of any antecedent breach of the A Shares Subscription Agreement. In the event that an extension of the A Share Issuance has been granted at general meetings, the A Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

Completion

The completion of the A Share Issuance under the A Shares Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be issued have been fully subscribed by CSAH and the registration has been completed.

2.	H Share Issuance

H Shares Subscription Agreement

On 29 October 2021, the Company entered into the H Shares Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million (including HK$1,800 million).

Date

29 October 2021

Parties

(1)	The Company, as the issuer.

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

Number of new H Shares to be issued

The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares (including 855,028,969 H Shares), representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$1,800 million (including HK$1,800 million).

If the H Share Subscription Price is adjusted due to ex-right events as mentioned below, the number of new H Shares to be issued will be adjusted accordingly.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be traded or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of the CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock markets where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or security interests would necessitate a transfer of the abovementioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

H Share Subscription Price

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 29 October 2021, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.82164) as at the issuance of the new H Shares (rounded up to the nearest two decimal places).

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares is HK$4.68 per Share.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, A represents the subscription price of the rights shares, and K represents the number of rights shares to be issued for each Share.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 29 October 2021), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.792, which represents a discount of 20% of the higher of:

(a)	the closing price of HK$4.740 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement; and

(b)	the average closing price of HK$4.716 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Shares Subscription Agreement.

The	one-time subscription for the new H Shares to be issued shall be made in full by Nan Lung and the consideration shall be satisfied in cash.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Shares Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval of the Shareholders at the EGM of the H Share Issuance under the H Share Subscription Agreement have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares to be issued under the H Share Subscription Agreement by Nan Lung have been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares to be issued.

The Company and Nan Lung shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months from the date of the Shareholders’ resolution approving the H Share Subscription Agreement, and an extension of the H Share Issuance has not been granted at general meetings, the H Shares Subscription Agreement shall cease to be of any effect and the Company and Nan Lung shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement. In the event that an extension of the H Share Issuance has been granted at general meetings, the H Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

Completion

The completion of the H Share Issuance under the H Shares Subscription Agreement will take place when Computershare Hong Kong Investor Services Limited confirms that the new H Shares to be issued have been fully subscribed by Nan Lung and the registration has been completed.

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws, regulations and rules of stock exchanges, such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies and the Listing Rules, as well as the relevant provisions of the Articles of Association, the Board has proposed to seek approval at the EGM to authorise the Board and its authorised representative(s) with all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to determine the method of issuance, the issue price, the amount of issuance, the timing of issuance and the commencement and completion date of issuance within the scope of plan of the A Share Issuance as approved at the general meeting and the plan of the H Share Issuance (as approved by the Board) in accordance with regulatory requirements of the CSRC and other relevant regulatory departments;

(2)

that the Board be authorised to make appropriate adjustments to such plan as described above within the scope of the A Share Issuance as approved at the general meeting, the plan of the H Share Issuance (as approved by the Board) and the specific plans at the time of issuance, and in the event of changes in the laws and regulations or policies of the relevant regulatory authorities in relation to the non- public issue of shares or changes in the market conditions;

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the A Share Issuance and the H Share Issuance and the subscription, including but not limited to the subscription agreements and other documents and agreements required for the completion of the closing thereunder, all application documents submitted to the competent authorities supervising the state-owned assets and the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications with the competent authorities supervising the state-owned assets, the CSRC, the Shanghai Stock Exchange and the Stock Exchange in relation to the issue and the subscription (if any) of new shares, as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares and do all appropriate and necessary acts within its scope, make all necessary arrangement in relation to the new H Shares admitted to participate in the Central Clearing and Settlement System (CCASS), finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of fund raising of the A Share Issuance and the H Share Issuance;

(5)

that the Board be authorised to make corresponding adjustments to the plans for A Share Issuance and the H Share Issuance and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the A Share Issuance and the non-public issue of H Shares and conduct other matters relating to the A Share Issuance and the H Share Issuance, save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the general meeting;

(7)

that the Board be authorised, within the scope of the use of proceeds raised and approved by the Shareholders at general meeting and according to the actual progress and the actual capital demand of the projects funded by the proceeds, to adjust or decide the specific arrangement of use of the proceeds; according to the actual progress and the operational needs of the projects, to use the Company’s self- raised funds to implement the fund-raising investment project of this offering prior to the receipt of the proceeds first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and to make necessary adjustments to the projects funded by the proceeds according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

(8)	that the Board be authorised to set up special account for proceeds;

(9)

that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, and to decide to make payment therefor and other relevant matters;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the A Share Issuance and the H Share Issuance in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the resolution of authorisation at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive Director to decide, handle and deal with all abovementioned matters relating to the A Share Issuance and the H Share Issuance.

4.	Ranking of New A Shares and New H Shares to be Issued under the Proposed Share Issuance and Lock-up Period

The new A Shares to be issued pursuant to the A Share Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that the new A Shares to be issued to CSAH are subject to a lock-up period of 36 months.

The new H Shares to be issued pursuant to the H Share Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to a lock-up period of 36 months.

5.	Application for Listing

The Company will apply to the Shanghai Stock Exchange for the listing of the new A Shares to be issued under the A Share Issuance, and for the permission to deal in such Shares upon expiry of the lock-up period abovementioned.

The Company will also apply to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

6.	Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the Proposed Share Issuance:

Class of Shares	As at the date of this announcement		Immediately after completion of the Proposed Share Issuance (assuming none of the outstanding A Share Convertible Bonds is converted) 2 and 3		Immediately after completion of the Proposed Share Issuance (assuming the outstanding A Share Convertible Bonds are fully converted) [2] and [3]
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares)	8,600,897,508	50.75%	9,404,468,936	50.54%	9,404,468,936	48.10%
Nan Lung (H Shares) [1]	2,279,983,577	13.45%	3,135,012,546	16.85%	3,135,012,546	16.03%
Public Shareholders
A Shares	4,072,378,691	24.03%	4,072,378,691	21.89%	5,017,362,505	25.66%
H Shares	1,995,161,272	11.77%	1,995,161,272	10.72%	1,995,161,272	10.20%

Total	16,948,421,048	100.00%	18,607,021,445	100.00%	19,552,005,259	100.00%

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.
2.

Assuming that 803,571,428 new A Shares were issued by the Company and were subscribed by CSAH after completion of the Proposed Share Issuance, and 855,028,969 new H Shares were issued by the Company and were subscribed by Nan Lung after completion of the Proposed Share Issuance.

3.

As at the date of this announcement, the A Share Convertible Bonds with a nominal value of RMB5,896,699,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.24 per Share, the Company may issue approximately 944,983,814 A Shares.

7.	Recent Fund Raising Activities and Use of Proceeds

The Company has not conducted any fund raising activities in the past 12 months preceding the date of this announcement.

Assuming the maximum number of new A Shares and new H Shares will be issued at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance, the Company will be able to raise gross proceeds of not more than RMB4,500 million (including RMB4,500 million) from the proposed A Share Issuance and not more than HK$1,800 million (including HK$1,800 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB1,658,600,397. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and proposed H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules.

The proceeds from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company.

8.	Reasons for and Benefits of the Proposed Share Issuance

The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be utilised to supplement the general working capital, which will help enhance the capital strength and asset volume of the Company and alleviate the pressure brought by capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, and provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH and Nan Lung by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB4,500 million (including RMB4,500 million) from the proposed A Share Issuance and not more than HK$1,800 million (including HK$1,800 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Directors (excluding the independent non-executive Directors) consider that the terms of the Share Subscription Agreements were entered into after arms-length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

9.	Listing Rules Implications

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Listing Rules.

The new A Shares and new H Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of the 2020 annual general meeting of the Company held on 30 June 2021, being a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively. As at the date of this announcement, the Company has not issued any Shares pursuant to the General Mandate. The issue of new A Shares and new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new A Shares by CSAH and the subscription of new H Shares by Nan Lung constitute connected transactions of the Company and are subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles and Association and relevant laws and regulations in the PRC, the A Shares Issuance is subject to Shareholders’ approval.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder due to their positions held in CSAH. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People Republic of China and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all four independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

In respect of the proposed resolutions to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, as at the date of this announcement, CSAH and its associates, i.e., Nan Lung and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 10,880,881,085 Shares, representing approximately 64.20% of the issued share capital of the Company, are required to abstain from voting at the EGM. Each of CSAH, Nan Lung and Perfect Lines (Hong Kong) Limited controls or is entitled to exercise control over the voting right in respect of its respective Shares in the Company.

10.	Information of the Contracting Parties

The Company

The principal business activity of the Company is civil aviation service.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

Nan Lung

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of Shares, the shareholding structure and/or the Shareholders of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

III.	GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve (i) the Proposed Share Issuance; and (ii) the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance.

A circular containing, among others, further details of the Proposed Share Issuance and the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance, together with notice of the EGM, will be despatched to the Shareholders on or before 19 November 2021.

WARNING: As the Proposed Share Issuance is conditional upon the fulfilment of certain conditions as mentioned above, the Proposed Share Issuance may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

IV.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A share(s) with a nominal value of RMB1.00 each in the share capital of the Company;

“A Share Convertible Bonds”	the A Share convertible bonds issued by the Company on 15 October 2020 with nominal value of RMB100 each and the initial conversion price of RMB6.24 per Share, the conversion period of which is from 21 April 2021 to 14 October 2026

“A Share Issuance”	the proposed issuance of new A Shares to CSAH pursuant to the A Shares Subscription Agreement under the General Mandate

“A Shares Subscription Agreement”	the share subscription agreement entered into between the Company and CSAH on 29 October 2021, pursuant to which the Company agreed to allot and issue, and CSAH agreed to subscribe for, 803,571,428 new A Shares at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares to be issued under the A Shares Subscription Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2021 of the Company to be convened and held for the purpose of, among other things, approving the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“General Mandate”	the approval granted by the Shareholders by way of special resolution passed at the Company’s 2020 annual general meeting held on 30 June 2021, which authorised the Board to allot, issue and deal with a maximum of 2,534,651,815 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s)”	H share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Shares Subscription Agreement under the General Mandate

“H Shares Subscription Agreement”	the subscription agreement entered into between the Company and Nan Lung on 29 October 2021, pursuant to which the Company agreed to allot and issue, and Nan Lung agreed to subscribe for, not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price

“H Share Subscription Price”	the subscription price for new H Shares to be issued under the H Shares Subscription Agreement

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser”	Lego Corporate Finance Limited, a corporation licensed to carry out Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, A Shares and H Shares

“Shareholder(s)”	the holders of Shares

“Share Subscription Agreements”	collectively, the A Shares Subscription Agreement and the H Shares Subscription Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 October 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.